GOOD HEMP, INC.

20311 Chartwell Center Drive, Suite 1469

Cornelius, NC 28031

Tel (800) 947-9197

October 20, 2020

Attn: Anuja A. Majmudar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Re:	Re: Good Hemp, Inc.
Registration Statement on Form S-1
Filed September 23, 2020
File No. 333-248986

Ladies and Gentlemen:

Good Hemp, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 6, 2020, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	There does not appear to be an existing established trading market for your securities. We note your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. Please revise your prospectus to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: We have revised the registration statement as instructed.

2.	We note that you have entered into a joint venture agreement with Mr. Paul Hervey for the purpose of cultivating hemp. Please update your risk factor disclosure to reflect any risks or effects of the Agriculture Improvement Act of 2018 and state regulations related to the cultivation, processing, marketing and sale of hemp in connection with this joint venture.

Response: We have revised the registration statement as instructed.

Thank you for your assistance and review.

Sincerely,

Good Hemp, Inc.

/s/ William Alessi
William Alessi
President and Chief Executive Officer